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United Online, Inc.

UNTD

Q1 2008 Earnings Call

May 6, 2008

Company

Ticker

Event Type

Date

 MANAGEMENT DISCUSSION SECTION

Operator:  Good afternoon. My name is Michelle and I will be your conference operator today. At this time, I would like to welcome everyone to the First Quarter Earnings Release Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

Thank you Mr. Randerson, Vice President of Investor Relations, you may begin your conference.

Erik Randerson, Vice President of Investor Relations

Thank you. Hello and welcome to United Online’s conference call to discuss our financial results for the first quarter ended March 31, 2008. With me today is Mark Goldston, our Chairman, President, and Chief Executive Officer; and Scott Ray, our Executive Vice President and Chief Financial Officer.

In addition on today’s call, and in the accompanying slides that are available within the Investor Relations section of our website, we will refer to adjusted operating income before depreciation and amortization or OIBDA, segment adjusted OIBDA, adjusted net income, adjusted net income per share and free cash flow. Management believes that each of these measures are useful in evaluating the Company’s operating performance.

These measures are not determined in accordance with accounting principles generally accepted in the US or GAAP and should be considered in addition to, but not as a substitute for or superior to, financial measures determined in accordance with GAAP. Definitions of these non-GAAP financial measures are provided in today’s press release and the accompanying slides on our website along with reconciliation to their most comparable GAAP financial measures.

Before we get started, I also need to point out that the Company does apply the Safe Harbor provisions as outlined in the press release to any forward-looking statements that may be made on this call. Statements regarding our current expectations, about our future operations, financial condition, performance, pay accounts, services, and the industry in which we operate are forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

More information about potential risk factors that could affect the Company’s business and its financial results is included in today’s press release under the caption “Cautionary Information Regarding Forward-Looking Statements” and in United Online’s most recent filings with the Securities and Exchange Commission. Projections provided by management in the press release and in today’s call are based on information available to us at this time and management expects that internal projections and expectations may change over time. However, the Company does not intend to revise or update this information and may not provide this type of information in the future.

Any persons replaying this broadcast after May 6th, 2008 should recognize that any non-historical information discussed in today’s call might not be current or valid after this date because the circumstances and assumptions underlying such information may have changed. And with that we are going to start out with a few comments from Mark and Scott and then we’re going to open it up for questions. So, I’ll now give the floor to our Chairman, President, and Chief Executive Officer, Mark Goldston.

Mark R. Goldston, Chairman, President, and Chief Executive Officer

Thanks Erik. Welcome everyone to the United Online March 2008 Quarter Earnings Call. I’ll look at a high level of our operating results for the first quarter and then I’ll review the performance of our operating segments and I’ll also make a comment on the United Online announcement recently that we entered into a definitive merger agreement to acquire FTD Group. Scott Ray, our Chief Financial Officer will conclude with our prepared remarks with a look at the numbers, at the quarter and give you the new guidance going forward.

Before I get started, I would like to mention that we’ve created a very comprehensive PowerPoint presentation that summarizes our first quarter financial results and operating metrics. You can download a copy of this presentation on our Internet Home Page at www.unitedonline.com and within the Investor Relations section right next to the Earnings Press Release, and I would encourage you to do that because it’s very comprehensive.

In terms of looking at a review of Q1 2008 from a financial perspective, I would like to say that we are really very pleased with the first quarter results that we delivered by the team at United Online. We had the best Q1 in the history of United Online in terms of adjusted OIBDA, increased and paid social networking subscribers, adjusted OIBDA as a percentage of revenues in our Communications business and in our Classmates Media business.

To that end there were really five key highlights that I would like you to take away from our outstanding Q1 2008 results. Number one, revenues and adjusted OIBDA came in ahead of the high end of our guidance and Street expectations. And as I said, adjusted OIBDA was the best Q1 performance in the Company’s history. Our hybrid business model which derives revenues from both subscription and advertising performed very well even in a weaker economic environment. Number two, the strong consolidated results were driven primarily by our Classmates Media segment where record growth in pay accounts of 322,000 was the single highest quarterly increase in the history of the Company and again led to impressive revenue growth. Classmates Media segment adjusted OIBDA more than doubled versus Q1 a year ago recording an increase of 129%. Meanwhile, our Communications segment once again delivered a strong quarter against our objective of running this business for profitability and cash flow. In fact, the Communications segment achieved yet another record in Q1 as our Communications segment adjusted OIBDA as a percentage of segment revenue reached an all-time high of 38.4% of segment revenue.

Number four, for the first time in four years, the quarterly net growth in paid subscribers for all of  United Online, what we call consolidated pay accounts, exceeded 200,000 which is virtually double the 110,000 in Q4 2007 and up 65% versus the Q1 2007 period. In terms of cash flow, number five, United Online continues to generate a substantial amount of cash and this has been a hallmark of our company for many years. Free cash flow increased 31% over the prior year quarter. Later this month we will continue our practice of returning cash to shareholders by paying our thirteenth consecutive quarterly dividend of $0.20 per share. Since the inception of the dividend back in 2005 with the payment of the upcoming $0.20 per share dividend on May 30th, 2008, we will have returned almost $180 million of cash to United Online shareholders.

We are also going to put our balance sheet and cash flow to work with our recent announcement that the United Online family will acquire the FTD Group for $800 million. I will talk more about this important development in a few minutes, but to that objective following the closing of the transaction, we expect to decrease our regularly quarterly debt cash dividend from $0.20 per share to $0.10 per share as we announced last week. As a result of our strong performance in Q1 and our continued confidence in both the Classmates Media and Communications segments of the business one month into the second quarter. Scott Ray will then provide details of our new guidance that reflects increased expectations for adjusted OIBDA going forward in 2008. Let’s take a look at the operating segment and we’ll start with Classmates Media.

Classmates Media, to put it in a word, had a blockbuster Q1 quarter. I mean, I mentioned that a minute ago, but I want to go in a little bit more detail now. Segment Pay Accounts increased by a record 322,000 during the first quarter. That surpassed our previous high achieved in Q2 of last year by 45,000 pay accounts, and was a 45% year-over-year increase.

Actually this represents the first quarter in the 13 year history of Classmates where net paid accounts increased over 300,000. Never happened before. Remember that when we bought Classmates Online back in November of 2004, the business had lost 246,000 paid subscribers for the year 2004. Since United Online has owned Classmates and its subsidiaries, we’ve seen that negative 246 in 2004 go to a positive 300,000 in 2005, positive 342,000 in 2006. We increased  1.03 million in 2007, and now we just had an all time record single quarter of the 322,000 in Q1 of ‘08.

In the four quarters from Q1 2006 through Q4 2006, Classmates Media pay accounts grew an average of 85,000 per quarter. In the last five quarters from Q1 ‘07 through Q1 ‘08, Classmates Media pay accounts grew an average of 270,000 per quarter. So, from an average of 85,000 to an average of 270,000 per quarter, we continue to see a great deal of potential to drive further growth in pay accounts as we continue to execute our product and marketing initiatives.

People ask me all the time what do I attribute our strong growth in pay accounts to?  And I can tell you, it’s great execution by the team at Classmates across all of our key initiatives and I shared a lot of those with you last quarter and they just continue to do phenomenal things up there. We put in a great growth plan in our international business and that continues to exceed our expectations as well.

So, let me take a look now starting with the domestic business and I want to repeat a couple of our key goals for 2008 that I spoke about last quarter. By the way, remember that a critical new website redesign initiative was launched during the latter part of 2007 on both Classmates and MyPoints domestic. These new web redesigns were intended to make the user experience more compelling and drive an increase in overall visits and time spent on the sites while facilitating increased levels of user engagement and hopefully satisfaction. Our hopes for the improvements generated by the web redesigns were central to the messaging that we gave you on the Q4 2007 Classmates Media IPO process as we had high hopes for those initiatives.

As I mentioned on the Q4 Investor Call, it was our specific goal to freshen-up the Classmates website with new compelling features that were designed to encourage more user-generated content, more frequent site visits, and a higher level of overall engagement from our free and paid Classmates members. Against this objective in January we launched a new version of our member profile page that encourages Classmates members to create more user-generated content and interact with other members on a more frequent basis. The early results against our stated objectives are quite impressive, particularly in terms of our user engagement metrics. For example, we experienced an average of 74% more photos posted per day on Classmates during the first quarter of 2008 versus the average number of photos posted per day in the fourth quarter of 2007. We think this has a lot to do with the successful roll-out and response to our new profile pages that now allow unlimited photographs.

Remember fresh content and corresponding notifications that members receive highlighting the new content in their communities, that’s what brings members back to Classmates, which in turn provides us the opportunity to monetize them through advertising and paid subscriptions. So, generating such a strong increase in member photos is a really important part of our strategy. I’m also quite pleased to report that daily visitors to the Classmates site are up as our page views per visit by our internal measures. The most telling indicator of our traction is the active accounts metric that we report to you in the investment community.

Active accounts increased by more than 1 million sequentially in the first quarter versus Q4 ‘07 and importantly, active accounts increased by 2.5 million from Q1 a year ago. While the MyPoints active members are included in that metric as well, virtually all of the active member growth has been on the social networking business. Those are stunning results and they represent significant improvement even over recent trends. Equally important, we plan to launch a broad range of new enhancements throughout the balance of the year both on our flagship Classmates website in the US and overseas on StayFriends our social networking business in Europe.

We previously stated that the Classmates website redesigned had five key pods that would be launched during the 12-month period in Q4 ‘07 through Q4 ‘08. In fact, just last week we introduced the third of the five pods which has a new set of features on Classmates that encourage members to create personal networks of classmates, friends, and other acquaintances and then they can prominently display the photos of those friends on a newly designed Classmates profile page.

Establishing personal networks and promoting member interaction on Classmates is entirely consistent with our strategy to broaden the appeal of the Classmates site that will members more to do when they visit the site. I’ve stated this previously, but our intent is to evolve Classmates from a destination that’s been primarily viewed a site to reconnect with your past into a much richer set of active communities, where in addition to reconnecting with past acquaintances, members can return to maintain existing relationships, establish new friendships with Classmates members that share common interests not just common schools.

To promote the new relationships and interactions among the members of common interest, the next pod, which will be fourth pod that we planned to launch is a neighborhood feature and that will allow Classmates members to affiliate with other people in their local municipality regardless of where they went to school. This enhancement is scheduled for the back half of the second quarter of 2008. The team at Classmates deserves a lot of credit for a job well done in promoting the benefits of our new features to our membership and in acquiring new members.

In terms of new member acquisition I’m really pleased to report that our marketing efforts are attracting increasing numbers at Classmates registration from organic or unpaid sources particularly as a result of our search engine optimization initiative. Increasing the quantity of unpaid registrations has really helped to improve the overall efficiency of our marketing spending. So, we are really pleased with those efforts.

A final note on social networking, I couldn’t be more excited about the growth of our international social networking websites that are located in Germany, France, Sweden, and Austria under the StayFriends and in France under the Trombi brand name. Revenues from our international websites nearly tripled in the first quarter versus a year ago and were a major driver of our record growth in pay accounts. Our European team is doing an outstanding job in driving the business to all-time record levels. What’s really exciting to me personally is that one of the biggest drivers of our business overseas is a member interest in the Bible friends feature that we just launched at Classmates in the US last week. So, it’s going to be especially interesting to see how that feature impacts the US Classmates business as it’s been so successful overseas.

Let me take a look now at the MyPoints business, which is our online loyalty marketing service. It  represents the other major property within the Classmates Media segment. Mypoints delivered another solid quarter in Q1 and had a particularly strong quarter in growing the email able base of members who are interested in engaging with the advertising campaign to earn redeemable points on MyPoints. Bear in mind the email able members are the life blood of the MyPoints program.Relative to recent quarters, MyPoints experienced a bit of slowing in year-over-year revenue growth, which reflected tough comps to last year’s first quarter when the world largest soft drink manufacturer ran a huge campaign to promote its rewards program on MyPoints, as well as the pockets of weakness in the ad market that affected many companies that you see in reporting on the first quarter of 2008. But, to be clear, our Q1 revenue guidance had anticipated the weakening ad trends I just mentioned. So, the environment obviously didn’t impact our overall outlook and as you can see from our strong Q1 results and  the fact that we are going to increase overall 2008 adjusted OIBDA guidance, we feel really good about where we are.

In fact we continue to believe that the Classmates Media business is uniquely well positioned relative to its peers in a very challenging economic environment. We feel this way for two reasons. First, one of the key competitive advantages and this time and time again, I really can’t say it too emphatically, one of the key competitive advantages is that 60% of Classmates Media revenues are derived from paid subscriptions, which are highly visible sources of recurring revenue that are primarily derived from deferred revenues on the balance sheet at Classmates. Our paid subscription business has performed at all-time record levels over the past five quarters in the face of the largest growth in history of free social networking subscribers across the Internet from the likes of Facebook, MySpace, Meebo, etcetera. Huge free growth on the Internet and huge paid growth on Classmates.

I have repeatedly stated that we thought this would be the case and a lot of people said that they questioned our – or in fact they wrote  that they questioned our ability to grow paid subscribers in that environment. Many people put a stake in the ground on this. I believe the addition of 1.35 million new net paid subscribers in just the past five quarters alone, which brings our social networking paid sub level to 3.5 million at the end of Q1 2008 solidly proves that point. Also the fact that we just finished with 322,000 net paid additions in this quarter with an exclamation point on that. You got to remember that Classmates only had 1.4 million paid subs when we bought that business back in 2004, and not only did they have 1.4 million but in the year completed 2004, so one month after we owned it, they went down 246,000 paid subscribers. So, think about the turnaround that’s occurred on that business, since 2004 and how at 3.5 million paid subscribers what a really major factor we are in that market.

The second point I want to make is that the majority of the MyPoints campaigns that we execute for clients are measurable with pricing terms, that are specifically tied to performance. So if you’re a client of MyPoints you can take comfort in the fact that you paid for measurable metrics that demonstrate a much clearer return on investment than a traditional CPM advertising model would. So, that’s it sort of for Classmates Media. I now I want to jump into the Communications segment which is primarily our NetZero and Juno ISP brands.

This segment again delivered impressive results against our objective of managing the Communications business for profitability and cash flow. By managing our cost very efficiently, we delivered yet another record quarter in which adjusted OIBDA as a percentage of segment revenues rose to an all time record high of 38.4% in Q1 2008. There are many companies, that don’t have gross margins of 38.4% much less than adjusted OIBDA margin at that level. Clearly one of the hallmarks of United Online and our management team, has been our ability over the past several years to value engineer our cost structure, as the dial-up market has matured and as  subscriber counts have declined over time. I should add that we believe our value priced dial-up Internet access services remain relatively well positioned in today’s challenging economic environment and when you compare it to premium dial services that charge 20 bucks or more a month, we really think we’re in a great place.

In addition, according to Forrester Research concerns about price ranks as the number one leading barrier to high speed adoption. 59% of dial-up users surveyed by Forrester cited the high price of broadband as a concern that could keep them on dial-up. Additional information supporting the viability of the Dial segment is reflected in the numbers reported by the various cable and DSL providers, along with research published in September 2007 by J.D. Power and Associates which indicates that the broadband penetration in the United States either has reached or is starting to reach saturation level. And that the lower income in more rural C&D County areas remain the key target zone for new dial-up subscribers.

In today’s economic environment our 9.95 a month offering some of the reliable NetZero and Juno brands are well positioned in the value price segment, and the reduced competitive environment in the dial-up market is really quite advantageous to us, as we look to the future. Not surprisingly, when you consider our attractive price point and the outstanding service level we’ve achieved on  NetZero and Juno, United Online’s experience of slightly lower rate of net decline in dial-up pay accounts than the rate reported, but the two other major dial providers who offer premium dial services, based on our analysis of press releases that were issued by our dial-up competitors for the quarter ended March 31st, 2008.

It’s important to note, our access pay accounts declined by just 104,000 in Q1 2008 after a decline of 100,000 in Q4 2007. Those are two of the lowest decline levels we have seen in our Access business in many, many years. Clearly, we don’t manage the Communications business for subscriber metrics at this point, given that we’re in cash flow harvest mode, but the analysis represents an interesting observation nonetheless, because it implies that United Online is actually gaining market share in the current environment in the dial-up-market.

We’ve said numerous times before we believe there’s a long tail attached to the dial-up-market lifecycle, you’ve heard me say that for years now and that theory is starting to play out. The hard facts relating to the lack of broadband penetration outside of the major metropolitan areas, on top of the attractiveness of the less than $10 a month for lower income individuals, who are looking to get access to the Internet that’s what we believe will extend the lifecycle of the dial-up-market for many years into the future.

A lot of people in the financial community have predicted the demise of the dial-up-market for the past five plus years that you’ve heard among these earnings calls. In the face of those predications, really since 2002, United Online has generated roughly $688 million of adjusted OIBDA with more than 85% of that $688 million coming from the Communications business. We’ve said it before, we’ll say it again, we love the dial-up-business. We think it’s going to be around for a long time. It has been a tremendous profitability machine for this company.

I would like to conclude with a few words about our major announcement from last week on an acquisition. If you look at the three major acquisitions made by our company, Juno Online was acquired in 2001, Classmates Online in 2004, and mypoints.com. was acquired in 2006. You can see that all three of those acquisitions required a lot of work on our part, several of them were turnarounds and they have performed phenomenally well since being acquired by United Online. And our strong results in Q1 of ‘08 particularly at Classmates Media where we’ve got MyPoints and Classmates demonstrates that the businesses we have acquired over the past several years are performing exceptionally well and that we now have the capacity and the desire to acquire other major company.

Last Wednesday, we announced a definitive merger agreement to acquire FTD Group, a leading provider of floral and floral-related products in the US, Canada and the UK, and the Republic of Ireland under the FTD and Interflora brand names. From a strategic perspective, it’s important to note that FTD has a significant presence on the Internet with 90% of its Consumer segment orders  originating online at FTD.com. There are five key reasons why this deal makes sense to United Online and I want to go through them. Number one, significantly increases scale. The transaction results in pro forma combined company revenues of approximately $1.1 billion and pro forma combined company operating income of approximately $175 million for the 12 months ended December 31st of ‘07.

Number Two, it greatly diversify our revenue streams. We expect that following the acquisition, United Online’s Communications segment revenue which is NetZero, Juno and the other elements we talked about, they will represent less than 25% of United Online’s consolidated revenue. The transaction also provides a third revenue stream, E-commerce and Retail, to complement the Classmates Media and Communications businesses under the United Online umbrella. As investors on this call know all too well, even though United Online has had six consecutive years our record adjusted OIBDA and the $688 million I referred to previously, the perceived  terminal value risk of dial-up Internet access, and I say perceived, because as of yet we have not seen that as real. But, if you buy into the logic that there is perceived terminal value risk in Dial, that has clearly impacted our trading multiple for many years. So, despite the dependable performance of the Communications segment from the cash flow and adjusted OIBDA perspective over the last several years, given some of the external concern about the life cycle of the Dial  business, my hope is that investors will now focus on the fact that after we acquire FTD, United Online’s Dial  business will represent under 25% of total United Online revenues, while continuing to contribute valuable cash flow for the overall corporation. That’s really important.

Number three. Attractive financial characteristics of the deal. We expect FTD in this acquisition to provide a stable and recurring cash flow base with attractive growth opportunities for the combined company. We also expect the FTD acquisition to be accretive to GAAP diluted net income per share beginning in the second quarter of 2009 which is very consistent with our previously stated objective about acquisitions and when they ought to become accretive.

Number four. This is an expansion for us into a very attractive market segment. The transaction will enable United Online to participate in a very large $20 billion floral market that is experiencing strong migration to the Internet channel. While the Internet represents approximately 12% of the floral market in 2008, it’s expected to become a much larger share in the future. FTD is ideally positioned to benefit from this Internet market growth.

And lastly number five, we expect great marketing opportunities and efficiencies. There are compelling opportunities to deploy United Online’s proven expertise in implementing marketing campaigns to drive results particularly in promoting the FTD brand that’s got exceptional awareness among floral customers. I mean, we are really excited about the potential benefits of cross selling FTD products to United Online’s more than 50 million registered consumer accounts that have virtually identical demographic characteristics as FTD’s existing customer base. We’re going to be looking to significantly enhance the focus on the FTD member florist network and take advantage of that huge asset that has literally thousands and thousands of retail floral shops featuring the famous FTD black and gold Mercury Man logo.

We’re also going to explore opportunities to encourage repeat purchases of FTD products using loyalty reward programs based upon our MyPoint loyalty marketing service. FTD has got a terrific management team and they’ve got outstanding knowledge of the floral industry, I’ve been really impressed with these folks. And the combination of our expertise and marketing, branding and retail and their demonstrated business acumen and category knowledge we think makes for a really powerful combination.

And net-net, we think this is an excellent opportunity to deploy our substantial cash resources, leverage our strong cash flow to enhance stockholder value and acquire a business with one of the truly great brand names in the entire world. On a pro forma basis, giving effect to the debt that we anticipate incurring on the transaction, the combined company would have a leverage ratio of just 1.9 times 2007 adjusted OIBDA for the 12 months ended December 31 ‘07. We think this amount of leverage is certainly appropriate for businesses like United Online and FTD that  generate significant amounts of free cash flow. Bear in mind by the way that FTD operates a Consumer business in which customers pay the Company upfront for flowers ordered on the Internet. FTD then distributes all of its consumer orders to the thousands of florist partners in its network, which means that FTD doesn’t actually carry any inventory in its Consumer business. Even more attractive, FTD doesn’t pay the florist that fulfills the order for several weeks. That’s a great cash flow business with minimal CapEx requirement.

By the way this make sound a little familiar to those of you who’ve been on United Online Investor Calls over the years, because this really resembles the dynamics of our own business. In case you missed last week’s conference call, I would encourage you to either listen to a replay or download a copy of the Investor Presentation we put together that’s located in the Events section of our Investor Relations website, which does a great job of explaining this acquisition.

Lastly, I want to talk about the Classmates Media IPO. Several investors continue to ask me about the Classmates Media IPO and let me be very clear on this point. The FTD acquisition should not impact our plans for the initial public offering of Classmates Media. It remains our strategy to pursue an IPO of Classmates Media subject of course to the improvement of the current market condition and as to whether or not Classmates Media business is ready for the public market? Well, we believe the exception of performance of Classmates Media particularly during the last few quarters speaks for itself. Further, the uncertainty surrounding the launch of the major new web designs for Classmates and MyPoints which existed back in December 2007, which was a major point we heard repeatedly on the road show, how will those do. Well, that concern has now been replaced by demonstrated success achieved by both Classmates and MyPoints with their website redesigns over the past several months.

So, with that I want turn the mic over to Scott who will take you through a review of the financial results and an update of the guidance. Scott?

Scott H. Ray, Executive Vice President and Chief Financial Officer

Thank you, Mark and good afternoon everybody. Let me first begin with a review of consolidated financial highlights for the first quarter. And then I’ll get into some of the specifics of our operating segments as well as discuss guidance going forward.

Starting with consolidated financial highlights, our first quarter results again demonstrated strong performance against the key priorities we have previously outlined for the investment community. Bear in mind that within the Classmates Media segment, we focused on subscriber growth, revenue growth, and adjusted OIBDA contribution. And by comparison, in the Communications segment, we continued to focus on successfully managing a mature dial-up Internet Access business for profitability and cash flow which has been our long-standing objective.

Turning more specifically on consolidated results, some of these measures and measures Mark has spoken to in his presentation, but I think there is some great points to reinforce and call out again. Consolidated pay accounts increased by a net 215,000 in the first quarter, an increase of 65% compared to net additions of 130,000 pay accounts in the year ago quarter. Importantly, the 215,000 net increase in pay accounts represented our highest quarterly organic growth in pay accounts since the March ‘03 quarter. Our total pay accounts at the end of the first quarter were 5.6 million.

Consolidated revenues were 121.8 million, which was almost $2 million above the high end of our guidance range. Consolidated revenues declined by 6% from the 129.9 million reported in the year ago quarter. As strong growth in Classmates Media was more than offset by the decline in Communications revenue. Classmates Media represented 42.6% of consolidated revenues for the first quarter up from 32.7% in the year ago quarter.

Our consolidated gross margin in the first quarter decreased slightly to 77.1% from 77.5% in the year ago quarter, as a decline in the Communications segment gross margin was partially offset by gross margin expansion at Classmates Media. As Mark pointed out earlier, consolidated adjusted OIBDA was 38.7 million in the first quarter, a [inaudible] first quarter for us, we’re real  proud of it, and it was up 4.2 million or 12% from 34.4 million in the year ago quarter and it also exceeded the high-end of our guidance range by 4.7 million. We achieved this strong year-over-year first quarter growth in consolidated adjusted OIBDA despite an $8 million decrease in consolidated revenues over the same period.

Consolidated adjusted OIBDA margin which represents consolidated adjusted OIBDA as a percentage of consolidated revenue increased by 520 basis points to 31.7% in the first quarter up from 26.5% in the year ago quarter and reflecting both the operating leverage we are realizing within Classmates Media and our disciplined financial management throughout the Company. The Company’s consolidated GAAP diluted net income per share was $0.19 in the first quarter unchanged from the year ago quarter and the Company’s adjusted diluted net income per share in the first quarter was $0.31 up $0.04 or 15% from the year ago quarter. During the first quarter, the Company generated free cash flow of 26.6 million up 6.3 million or 31% from 20.3 million in the year ago quarter.

Now let’s turn to the first quarter 2008 operating segment result. Starting with Classmates Media, pay accounts increased by a net 322,000 as Mark pointed out, during the first quarter, a new record high for the Company, and that was versus net growth of 265,000 in the year ago quarter. Classmates Media pay accounts at March 31, 2008 represented 63.3% of our total pay accounts, compared to 48.8% at March 31, 2007. Also of March 31, 2008, the Classmates Media segment had 3.5 million pay accounts a 45% increase from March 31, 2007.

Pay accounts churn for the Classmates Media segment was 4.3% in the first quarter, down from 4.7% in the 2007 fourth quarter, and also down from 4.5% in the year ago quarter. Active accounts in the Classmates Media segment increased to 13.9 million in the first quarter from 12.6 million in the 2007 fourth quarter, and 11.4 million in the year ago quarter.

Classmates Media revenues increased to 51.9 million in the first quarter, up 9.5 million or 22% from 42.4 million in the year ago quarter. This increase was principally attributable to growth and billable services revenue, which increased 9 million or 41% versus the year ago quarter.

First quarter advertising revenues increased 0.4 million or 2%, compared to the year ago quarter. We previously spoke to the expiration of a long-term sales agreement in October 2007. This agreement was replaced by a similar agreement with a different advertiser late in the 2007 fourth quarter. The agreement with this advertiser is not expected to generate as much revenue on an annual basis as the agreement with the previous advertisers.

Average monthly revenue per pay account or ARPU in the first quarter was $3.10 down 4% from $3.22 in the year ago quarter and down 5% sequentially from $3.26 in the 2007 fourth quarter. The decline from the fourth quarter was primarily due to a limited time promotion we offered during the 2007 fourth quarter that allowed our pre-social networking members to sign up for a paid membership at a deeply discounted rate. It’s important to note we did not promote similar discounts for paid memberships in the just completed first quarter.

Segment adjusted OIBDA increased 129% year-over-year during the first quarter to a 11.8 million from 5.2 million in the year ago quarter. Classmates Media segment adjusted OIBDA in the first quarter represented 22.8% of segment revenue up significantly from 12.2% of segment revenues in the year ago quarter as a result of the operating leverage associated with higher segment revenues and also as a result of the disciplined management of our operating expenses.

Turning to our Communications segment, pay accounts decreased by a net 107,000 during the first quarter versus the 106,000 net decline in the 2007 fourth quarter, and the 133,000 net decline in the year ago quarter. This is the first time in more than two years that the Communications segment has experienced net pay account losses of less than 110,000 for two consecutive quarters. Communications segment revenues in the first quarter were 69.9 million, a decrease of 17.5 million or 20% from 87.4 million in the year ago quarter due to a decrease in pay accounts.

Our ARPU in the first quarter was $9.45 up slightly from $9.43 in the year ago quarter and up 2% sequentially from $9.28 in the 2007 fourth quarter. Our pay account churn was 4.8% during the first quarter and that was down from 4.9% in the year ago quarter.

Although our segment revenues declined by 17.5 million or 20% in the first quarter compared to the year ago quarter, our segment adjusted OIBDA was 26.8 million and down just 2.5 million or 8% from 29.3 million in the year ago quarter due to the Company’s continuing disciplined management of operating expenses in connection with our focus on driving the business segment for profitability and cash flow.

Communications segment adjusted OIBDA as Mark pointed out as a percentage of segment revenue increased to a record 38.4% in the first quarter and that was up from 33.5% of segment revenues from the year ago quarter and from 37.2% in the 2007 fourth quarter. Subscriber acquisition costs or SAC in the first quarter was $88 and that was down 14% versus the year ago and down 10% versus the 2007 fourth quarter. As a reminder, our SAC computation is equal to total segment sales and marketing expenses divided by gross pay accounts additions for the period.

With respect to our balance sheet and dividends, total cash and short-term investment balances decreased by a net 5.7 million in the first quarter to a total of 224 million at March 31st, 2008. The first quarter is seasonally our slowest period for growth and cash and investment balances due primarily to the payment of our annual bonuses and the payment of payroll tax in connection with the vesting of restricted stock units. And also during the first quarter we paid 14.6 million in cash dividends.

Moving on to guidance. This afternoon we are initiating guidance for the second quarter, and increasing our guidance for the full year 2008. Starting with the 2008 second quarter, we are establishing second quarter guidance for consolidated revenues in the range of 117 million to 121 million. Our 2008 second quarter guidance for consolidated adjusted OIBDA is in the range of 34 million to 38 million.

Moving on to guidance for the full year 2008. In terms of the top line we continue to anticipate that total consolidated revenues will decline in 2008 when compared to 2007. We expect a continued decline in Communications segment revenues that will be partially offset by an increase in Classmates Media segment revenue.

We are increasing our 2008 consolidated adjusted OIBDA guidance to the range of 147 million to 152 million, which is up from our prior 2008 guidance of between 143 million and 149 million. We expect capital expenditures in 2008 in the range of 18 million to 23 million unchanged from our estimate provided last quarter. And we’re also maintaining our previous guidance for cash taxes, we expect to pay cash taxes in 2008 of between 30 million to 35 million.

That concludes my prepared remarks. Thank you and back to you Mark.

Mark R. Goldston, Chairman, President and Chief Executive Officer

Thank you Scott. I also wanted to point out and I think its worth mentioning, and it is in the online Investor Support slide that you can see at unitedonline.com, that the impressive growth that we had in the Classmates business with the 322,000 net paid subs in Q1 and getting us to an all-time record of 3.5 million, the churn on that business in Q1 of 2008 was I believe it may be the all-time low 4.3%. When we bought this company, the churn rates are up in the 8 to 10% range and it has been running approximately 4.6, 4.7% that’s what it was in Q4 and it is absolutely counterintuitive to find paid subscription businesses where you have dramatic increases in paid subscribers and your churn goes down. It is absolutely, we’ve been in the paid subscription business now for 10 years and if you look at it year-over-year Q1 of ‘07 to Q1 of ‘08 it’s declined and Q4 of ‘07 was 4.7% churn and Q1 ‘08 4.3%. So, the growth is impressive in the absolute, it’s even more impressive when you consider the fact that we are increasing the loyalty and the satisfaction of the paid subscriber at Classmates in the face of a huge free social networking growth arena. So, that just tells you how powerful the paid model is at Classmates.

So, with that what I’d like to do, Operator, if we can put people into the Q&A,  into the queue. We’ll be able to take their questions and we have some time left, so we’ll be happy to do that.

 QUESTION AND ANSWER SECTION

Operator:  [Operator Instruction].

Your first question comes from the line of Yun Kim with Pacific Growth.

<Q – Yun Kim>: Thank you. Congratulations on a strong quarter, especially on classmates.com. Is the pay account growth driven largely by your own internal email marketing or is affiliate marketing driving some of the growth in the past two quarters as well. Then also if you can just talk about the sustainability of this pay account growth for the next couple of quarters?

<A – Mark Goldston>: Yes, this is Mark. Well, I would say that the pay account growth is really a function of many things. We’ve put in probably 5, 7 different new marketing initiatives over the past 12 plus months and knock wood, virtually every single one of them has worked, and worked in spades, not to mention the redesign when we announced it we said there were five pods to the redesign. We’ve now launched three of them and they have been hugely successful. So, we’ve improved the nature of our e-mail communication, we’ve improved the amount of content that’s on the site, we’ve improved the look and feel of the site. We have made it more easy to use. I mean you could just go on and on. So, there really is no one silver bullet, Yun, it’s really been 5, 7, 8 different things and there are many more to come. There are a couple of more pods left on the original stated web redesign and then our team up at Classmates has actually come up with three additional pods that will be coming out in the mid to late third quarter and fourth quarter. So, there will be something approaching 7 to 9 major initiatives that will have been launched by the time we reach the end of 2008 and historically each one of the ones we launched in the past 15, 18 months have been tremendously successful.

So, in terms of our ability to sustain that growth, going forward as you know, we haven’t given a projection on subscriber numbers. All I can tell you is that these members are growing on an organic basis and we have been exceptionally pleased with not only the overall number, but the way in which they’re coming in and we are very pleased to have more and more people going for the longer-term sign up programs. We are incredibly pleased with the churn rate being that it’s at  an all time low. So, I mean if you think about the questions that were out there, and I understand why people would have them, about free social networking of which we’ve got 48 million free members, so let’s don’t forget that, but the paid social networking business, we are really it and we have perfected it, it is growing like no business we’ve ever seen in terms of paid subscriptions and the profitability is enormous. And what really, really makes me feel great about that business is the fact that the consumer votes everyday and the way you read it is your churn rate. And if your churn rate is going down, while your subscribers are going through the roof on a paid basis that tells you that what your marketing and product people are doing is incredibly successful, that’s the best report card we could get.

<Q – Yun Kim>: Okay, great. Thanks. And then also, can you talk about where you guys are in terms of being able to replace some of the co-offer revenue loss from the calculation of the Webloyalty.com relationship in Q3. It seems like, this is fairly important now that you are gaining access to a transaction platform with the FTD.com acquisition coming. And then I have a follow-up for Scott.

<A – Mark Goldston>: Well, in terms of the post transaction, we did replace it, we now have a couple of partners. They have been up and running for a couple of months and it’s doing quite well. So, we did go dark for awhile at the end in the fourth quarter when we had to replace the previous partner, but no, we’ve had a couple of partners up and running, remember we said we were go into a non-exclusive mode. We did that, they are up and we are very pleased with the results.

<Q – Yun Kim>: Okay. And then for Scott, stock based comp jumped quite a bit, can you explain, what was the reason there and whether this is a new baseline for the rest of the year or just a one-time thing?

<A – Scott Ray>: Yeah, you bet. We had a few things going on in the stock based comp number here and bear in mind that, that number has taken into account activities or events that we’ve already consummated and then how that expense would play itself out. Number one was an expectation of paying this year as we previously announced, executive bonuses and stock instead of cash, so we are accruing the stock-based comp for that. We also had our annual awards in February of 2008. Back in 2007, principally in the summer of 2007, we had the renewal of a number of employment agreements that also drove up stock-based comp. And then, we also had awards to several members of the CMC management in connection with the IPO process. Those were the main drivers of the numbers.

<Q – Yun Kim>: And do you, do you think – is that a new baseline for the year or you think you’ll actually go down sequentially?

<A – Scott Ray>: No I think you will see that the number is going to go down and as you look at our press release, I think we’ve given you a signal in that regard. If you can see the roughly $10 million number for the first year at the end of the day and when you consider some of the other factors that are in there it’s roughly about the $35 million number that we’re expecting at this point in time. So, I think you can take the last three quarters and get a better read on the run rate to what we see after the first quarter.

<Q – Yun Kim>: All right. Thank you very much.

<A – Mark Goldston>: Thank you, Yun.

<A – Scott Ray>: Thank you.

Operator:  Your next question comes from the line of Youssef Squali with Jeffries & Company.

<A – Mark Goldston>: Hello.

<Q>: Hi, can you hear me?

<A – Mark Goldston>: Yes.

<Q>: Okay. Yeah, this is Sandeep for Youssef. Just wanted to follow up on the previous question regarding the sustainability of Classmates’ growth. So, you talked about some of the drivers there, but in today’s macro environment, do you think you will see any pricing pressure in terms of ARPU decline, are you thinking in terms of resiliency, what kind of assumptions are you baking in?

<A – Mark Goldston>: Yeah, this is Mark. I think I cracked this joke on the last call, but since we can’t tell about laughter, I will crack it again. Classmates hasn’t changed its pricing since Lincoln was in the White House. It’s had the same modest pricing for years and years and years, we’re not likely to change it. Ironically, we don’t really have any competition in that segment. So, I guess we could change it and probably could add a bunch of profit, but right now we don’t want to jiggle the controls on a plane that’s flying so beautifully. So, I would tell you that an average ARPU of $3.10, it’s less than a single cup of Starbucks coffee per month.

So, when you think about dating services that charge $39 a month, we charge $39 a year. So, we have never gotten any kind of feedback from our users that they think our prices are high at all, price barrier to entry has never been an issue and as you can see both from the people who are positive and some of the nay-sayers, there is really no competitive step to deal with. And so, I do not see us changing our pricing in the near-term, some of the ARPU is reflected by the fact that international business as you know we said before is a lower priced business and has been growing exceptionally, but in terms of the domestic pricing strata, we don’t see any reason to change anything, seems to be going phenomenally well.

<Q>: Okay. And just another sort of related question, so you talked about ad revenues declining both sequentially and year-over-year. I wonder if you can provide us a little more color on what’s going on, is it just economy or again you’re seeing some competitive pressures, what’s driving that?

<A – Mark Goldston>: Yeah actually, I don’t think– ad revenues did not decline, they went up. So, what exactly are you referring to?

<Q>: The  total advertising revenue according to our math was 31 million.

<A – Mark Goldston>: Are you talking about segment, what exactly are you speaking about right now?

<Q>: No, just the total advertising revenue.

<A – Mark Goldston>: Okay.

<Q>: Sorry, yeah.

<A – Mark Goldston>: Okay. So, your specific question is where do we see the advertising market going?

<Q>: Yeah, exactly.

<A – Mark Goldston>: Well, listen  Sandeep – you can listen to Yahoo’s calls and everybody else’s call, and I think they’re probably far closer to it than we are, but the advertising market today in general I think has been modest. I think a lot of that has to do with the economy, a lot of it has to do with the people who are in the mortgage industry and the financial services industry who have had fall out from sub prime and credit card and the real estate spending as well online. So, I think the overall advertising market in general has been kind of modest. We haven’t seen any data externally to suggest that it was really going to change demonstrably over the next 4 to 6 months in the US. So, I would say it’s kind of steady as she goes. Our folks are out there trying to be very creative in terms of coming up with new types of programs, using some of our targeting technology that we have to try to reach specific groups of people. But, the ad market typically goes lock-step with the economy. And if you track it back over the past 10 years you will find that. But when the economy starts to turn around, we believe the ad market will start to turn around, but when you see corporate earnings, not United Online, but you see corporate earnings continually missing their numbers, taking guidance down etcetera, if they’re in consumer based industries, the first line that that typically affects is their advertising spending line. That’s why we are so fortunate as a company and we can weather these economic times with these fantastic subscription businesses that not only have great user dynamic, but have shown terrific growth on the Classmates Media side in particular and that the rates of decline that we got on our paid subscription business on the Communications side are more attractive than they’ve been in years. So, for us we have a great insurance policy against being advertising dependent, because of our paid subscription. I been saying this for years and here we are living it, while you look at lot of companies whose numbers have been coming in, missing their numbers. United Online comes in with an absolute blowout quarter.

<Q>: Fair enough. Thanks so much Mark.

<A – Mark Goldston>: Thank you.

Operator:  Your next question comes from the line of Lance Edes with MortarRock Capital.

<Q>: [audio skip] – Action – in that transaction I believe you issued a 13% note, to complete that, with your payout around roughly 8% actually it’s probably a little bit beneath that, what’s the logic there, of paying, I guess you needed to get it done somehow, but and also do you think that, is that a priority to pay that off as soon as possible?

<A – Mark Goldston>: First part of your question got cut off and who are you with.

<Q>: I am with MortarRock Capital Management.

<A – Mark Goldston>: Okay, yeah, the first part of your question got cut off, so can you just repeat it.

<Q>: Just on the, on your transaction for FTD, I believe you had a 13% note that you issued.

<A – Mark Goldston>: Yes.

<Q>: Just that seems a little bit high, given that your dividend payout is around 8% and why pay out a dividend when you are paying out 13% interest and is there priority for free cash flow maybe to pay that debt down immediately?

<A – Mark Goldston>: Okay, yeah. Two things, number one, and you can see 13% interest is – first of all, in effect if you look at the mezzanine debt market, 13% interest is actually a very attractive rate within the mezzanine debt market. If you look at the most recent deals that were done and you can look at things like Getty Images and things of that nature, when you are looking at mezzanine debt since the junk market really doesn’t exist today, most mezzanine debt is either in the high 13s, a lot of it’s up in the 14s, some of it actually pushing 15. So, one in the absolute level it’s not only competitive, I find it to be attractive. One. Two, as you know from a United Online shareholder perspective, our ability to carry that debt, our turns of leverage is so low, the $100 million that would be on United Online parent is 0.67 times leveraged. So, just to put that in perspective, we are putting approximately 3.75 times leverage on the targeted assets, it’s only 0.67 times on the parent and over time as we pay that down as you know that de-leveraging will lead to, logically lead to EPS growth. And so, we think it’s a very smart from the capital management standpoint to put some level of debt on the balance sheet, the amount of cash flow that’s generated by this company is so substantial that we can not only pay the debt, but we can also continue to pay the dividend and we believe if we so choose that we could pay off that 13% debt in a relatively modest number of quarters if you just run the cash flow model of the Company.

So, we consider it to be an effective part of the overall cap structure, it is not burdensome in the least, I’ve actually never seen a company that only had 0.67 times of EBITDA in leverage. So, we’re in a position where its so easy for us to carry on a pro forma basis that we can continue to pay dividends and have debt and give a great returns to the shareholders over time through the de-leveraging of that piece of paper. That make sense?

<Q>: Ah. Yes. Thank you.

<A – Mark Goldston>: Thank you.

Operator:  And we do have time for one final question and that is from the line of Tim Curve.with Reed Connor

<Q>: Hi guys.

<A – Mark Goldston>: Hi , Tim.

<Q>: Most of my questions have been answered, just wondering if you had a feel for the IPO market, since your last call because there have been some pretty big IPO deals in the last 3 months. I am just wondering if you think it’s getting better or the same as the last 3 to 6 months?

<A – Mark Goldston>: You know, we’ve been following it a little bit, I mean obviously the VISA guys were the ones who started to break the door down a little bit, but I think there has been some IPO activity of late not necessarily a lot of tech IPOs per se, but I think the market has opened up certainly from what it was because it was a wasteland about five months ago. And look, our hope is that as the economy starts to loosen up a little bit, as we move more towards the election that this IPO market will open up. I mean Tim you can appreciate from our perspective if you look at what people had anticipated a Classmates Media public company would have done and you look at what we did in Q4 and now what we’ve done in Q1, had we been a public company, standalone public company, we would have had a pretty happy group of shareholders. And so, the way we look at it is we hope that market continues to open up, it is our full intention to try to take Classmates Media public and more importantly hopefully, if we can do that towards the fall of this year, the Company should be valued off of its 2009 EBITDA, which you can go build your own model, but based on where we are today and versus – based on where we were when we were on the road in December, Classmates Media Corporation is an incredibly larger, stronger, more profitable company with way more paid subscribers.

So, we like where we sit. The market dynamics will do what they do. The way we look at it is, our automobile is in the garage, fully gassed, ready to go, we just got to make sure the market climate is right, because are not going to fly into a hailstorm again like we did in December of 2007 when no matter what you were taking public you had a problem.

<Q>: Great, thanks.

<A – Mark Goldston>: Thanks a lot, Tim.

Operator:  And at this time I will turn the call over to Mr. Goldston.

Mark R. Goldston, Chairman, President and Chief Executive Officer

Well, with that I’d like to thank everybody for attending the call today. As always I would urge you to go to the website to take a look at the support slides that Erik and Scott put together which are really detailed and give you a great picture of the Company. And if you’ve got any questions, please direct them to Erik Randerson, our VP of IR and he can always get Scott and I involved as needed. So, thanks very much everyone. And have a great evening.

Operator:  And this does conclude today’s conference call. You may now disconnect.

Forward Looking Statement

Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition and estimates and projections about the operations and businesses of United Online and FTD Group are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forwardlooking statements are based on United Online’s current expectations, estimates and projections and include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby.

Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition and estimates and projections about the operations and business of United Online and FTD are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forward-looking statements are based on management’s current expectations, estimates and projections and include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby.  Factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy any of the conditions to complete the acquisition; failure to obtain financing to complete the transaction; inability to successfully integrate the businesses and operations of United Online and FTD; failure to achieve anticipated benefits and cost savings and other benefits of the proposed transaction; and other effects on, and the increased leverage of costs associated with the proposed transaction and the timing of the proposed transaction; the combined business as well as the risk factors relating to each business as disclosed in United Online and FTD respective filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as the date hereof.  Except as required by law, United Online and FTD undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information contained in this document regarding FTD Group is taken from the documents filed or furnished as applicable by FTD Group with the SEC, and United Online does not make any representations with respect to, or assume any responsibility for the accuracy or completeness of the information contained in, any documents filed or furnished, as applicable, by FTD Group with the SEC.

Additional Information

UNITED ONLINE INTENDS TO FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS OF UNITED ONLINE AND FTD GROUP AND OTHER RELEVANT MATERIALS IN CONNECTION WITH THE PROPOSED TRANSACTION.  THE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF FTD GROUP.  INVESTORS AND FTD GROUP STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND ANY AND ALL AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement/prospectus and registration statement (when available), as well as other documents filed by United Online and FTD Group with the SEC, at the SEC’s Web site at http://www.sec.gov. Investors and stockholders may also obtain a free copy of the proxy statement/prospectus and registration statement and the respective filings with the SEC directly from United Online by directing a request to Erik Randerson at 818-287-3350 and directly from FTD Group by directing a request to Jandy Tomy at 630-724-6984.

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